FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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ٱ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).
(Print or Type Responses)
1. Name and Address of Reporting Person* Ooi Shirley C. (Last) (First) (Middle) c/o 11300 W. Olympic Blvd., # 800 (Street) Los Angeles CA 90064 (City) (State) (Zip)		2. Issuer Name and Ticker or Trading Symbol Agate Technologies, Inc. AGTE					6. Relationship of Reporting Person(s) to Issuer Director X 10% Owner Officer Other (give Title below) (Specify)
		3. IRS or Social Security Number of Reporting Person (Voluntary)		4. Statement for Month/Year April 2003
5. If Amendment, Date of Original (Month/Year)
7. Individual of Joint/Group Filing Report (Check Applicable) X Form filed by One Reporting Person Form filed by More than One Reporting Person
Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	4/10/03	S		75,000	D	0.0717	11,447,083	D

							6,620,000	I	Shareholder of holding company

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2.Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities		8. Price of Derivative Security (Instr. 5)	9. Number of derivative securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

                                                                                                                                                  /s/ Shirley Ooi                        April 10, 2003

                                                                                                                                                  **Signature of Reporting Person               Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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